EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY	June 13, 2014

Rubicon Minerals Announces Favourable Voting Recommendations of Independent Proxy Firms

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) announces that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., two leading independent proxy firms, have recommended that shareholders of Rubicon vote “For” all of the matters proposed in the information circular (the “Circular”) of Rubicon dated May 16, 2014 in connection with the Annual General and Special Meeting (the “Meeting”) of the Company to be held on Wednesday, June 25, 2014 at 2:00 p.m. (Toronto time).

In response to a recommendation from ISS, Rubicon wishes to clarify that the amendments to the Company’s Articles to include advance notice provisions (as set out in Exhibit “1” to Schedule “A” of the Circular) have been revised to delete the second sentence of proposed Section 10.11(d). Specifically, the sentence “In no event shall the adjournment or postponement of an annual meeting or special meeting or an announcement thereof commence a new time period for the giving of a Timely Notice” will not be included in the amendments to the Company’s Articles.

A revised Exhibit “1” to Schedule “A” of the Circular reflecting this revision is available under the Company’s profile at www.sedar.com, on the Company’s website at www.rubiconminerals.com or upon request from the Company.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

PR14-9 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
e-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902-170 University Avenue | Toronto ON. Canada  M5H 3B3

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